ATLATSA ANNOUNCES OPERATIONAL AND FINANCIAL RESULTS FOR THE
QUARTER ENDED MARCH 31, 2012

May 14, 2012 - Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE Amex: ATL; JSE: ATL) announces its operating and financial results for the three months ended March 31, 2012. This release should be read together with the Company’s Financial Statements and Management Discussion & Analysis available at www.atlatsaresources.com and filed on www.sedar.com. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

Despite the anticipated first quarter challenges associated with a slow start-up after the year-end break, the quarter’s operating and financial performance was further affected by a regrettable mine fatality and a number of Section 54 safety stoppages, resulting in six operating shifts lost during the period.

Notwithstanding the abovementioned challenges the first quarter’s operating performance at Bokoni was better than the first quarter of 2011, with tonnes milled improving by 10%, whilst platinum group metal (“PGM*) ounces produced improved by 24% year-on-year. Development at the operations continues to improve, in an effort to sustain much-needed mining flexibility at Bokoni.

On an encouraging note, the new mine management team - appointed in February 2012 - has begun to introduce a number of on-mine initiatives to improve quality mining practices and this has translated into an improved recovered grade (PGM) at the operations. Historical challenges at the Bokoni concentrator plant have also been mitigated, with the number of mill stoppages now having reduced significantly, whilst plant recoveries are trending back towards normalised levels expected at the Bokoni concentrator.

Bokoni remains a mine in development, with its primary focus on its two key ramp up projects at its Brakfontein (Merensky) and Middelpunt Hill (UG2) expansions. These new generation shaft complexes at Bokoni will continue to ramp up over the next five years.

Notwithstanding the development focus at Bokoni, operating costs and efficiencies remain the key short- to medium-term challenges which, against a backdrop of a depressed ZAR PGM basket price, continue to result in earnings and cash flow margin pressure.

The implementation of a new series of initiatives to improve operating efficiencies and reduce unit costs has begun, and it is anticipated that these will begin to bear fruit in the second quarter of 2012.

*PGM means platinum group metals (4E), comprising platinum, palladium, rhodium and gold.

For further information:
	Russell and Associates	Macquarie First South Capital
On behalf of Atlatsa Resources
	Charmane Russell	Anerie Britz / Yvette Labuschagne / Melanie de Nysschen
Joel Kesler, Chief Commercial Officer
	Office: +27 11 880 3924	Office: +27 11 583 2000
Office: +27 11 779 6800
Mobile: +27 82 3725816
Mobile: +27 82 454 5556

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Operating and financial performance

Set out below are summaries of the key operating and financial results for Bokoni and the Company for the period under review.

Operating results – Bokoni Mines		Q1 2012	Q1 2011	% Change
Tonnes milled	T	243,054	219,991	10
Recovered grade	g/t milled,PGM	4.05	3.84	5
PGM oz produced	oz	27,799	22,500	24
UG2 mined to total output	%	33.8	30.0	13
Primary development	m	2,547	2,302	11
Capital expenditure	$m	6.9	6.5	6
Operating cost/tonne milled	ZAR/t	1,423	1,199	(19)
Operating cost/PGM oz	ZAR/PGM oz	12,442	11,772	(6)
Lost-time injury frequency rate (“LTIFR”)	Per 200,000 hours worked	2.17	1.91	(14)
Total permanent labor (mine operations)	Number	3,503	3,434	2
Total contractors (mine operations)	Number	1,611	1,922	(16)

Consolidated statement of comprehensive income summary
Expressed in Canadian Dollars (000’s)	Q1 2012	Q1 2011	Variance %
Revenue	34,079	30,698	11%
Cash operating costs	43,949	36,333	(21%)
Cash operating (loss)/profit*	(9,870)	(5,635)	(75%)
Operating margin	(29%)	(18%)	(61%)
EBITDA	(13,600)	(9,589)	(42%)
Loss after tax	(41,267)	(36,076)	(14%)
Non-controlling interest	(19,729)	(17,432)	(13%)
Loss attributable to Atlatsa shareholders	(21,538)	(18,644)	(16%)
Basic and diluted loss per share – cents	5	4	(25%)

Safety

It is with deep regret that the Company reported a fatal accident which occurred at Bokoni during Q1 2012, in which Mr Zimele Gwantshu, who was employed as a light-weight machine operator, was fatally injured in a fall of ground incident. As a result of this fatality and other Section 54 safety stoppages imposed by the Department of Mineral Resources, a total of six operating shifts were lost during Q1 2012. The lost time injury frequency rate (LTIFR) for Q1 2012 regressed to 2.17 per 200,000 hours worked, from 1.91 in Q1 2011.

Production and development

Production at the operations was negatively affected by the slow start-up after the year-end break, safety related stoppages and the national COSATU stay-away at the end of February.

Notwithstanding these challenges, the 243,053 tonnes milled in Q1 2012 represents a 10% improvement on tonnes milled in Q1 2011, whilst the 27,799 PGM ounces produced during the quarter represents a 24% improvement on Q1 2011 results.

Improved mining discipline and initiatives at the Bokoni concentrator resulted in the recovered grade increasing by 5% when compared to Q1 2011, whilst concentrator recoveries for Merensky and UG2 ore improved to 88.5% and 83.7% respectively, indicating a positive trend towards returning to expected plant recovery levels.

Total primary development increased by 11% in Q1 2012 when compared to Q1 2011, as Bokoni continues to focus on creating much-needed mining flexibility in an effort to support improved operating efficiencies.

Revenue

Revenue from the sale of concentrate for Q1 2012 was $34.1 million compared to revenue of $30.7 million for Q1 2011. This increase in revenue was primarily attributable to increased production volumes, but negatively affected by a weakening of the average US$ basket price by 13% to US$1,273/oz when compared to a basket price of US$1,457/oz achieved in Q1 2011.

Cash operating costs

Cash operating costs for Q1 2012 were $43.9 million compared to $36.3 million for Q1 2011, representing a 21% year-on-year increase. These higher costs were primarily attributable to above-inflation increases in labour costs, increased stores charges and annual increases in utility charges, including a 25.8% annual increase in ESKOM power charges.

Unit costs, measured by ZAR/PGM oz, increased by 6% year-on-year to ZAR12,442/ PGM oz, highlighting the need to improve operating efficiencies and production volumes at Bokoni, which is scaled to produce at operating levels higher than those currently being achieved.

In an effort to reduce unit costs mine management is introducing a number of on-mine initiatives aimed at improving operating efficiencies, including the introduction of a new bonus system, as well as new payment and leave cycles. Furthermore, the high cost Merensky shaft operations at Bokoni are currently under review as part of a broader asset review and optimization strategy.

Capital expenditure

Capital expenditure incurred for the quarter amounted to $6.9 million, comprising 23% sustaining capital and 77% project expansion capital, as Bokoni continues to focus on its two key ramp-up projects at Brakfontein (Merensky) and Middelpunt Hill (UG2).

Finance charges

Total finance charges of $22.8 million were incurred in Q1 2012, of which $11.5 million was attributable to Atlatsa, contributing significantly to the Company’s net loss for the period. Finance charges will be reduced substantially on implementation of the restructure plan announced by the Company and Anglo American Platinum on 2 February, 2012 (“the restructure plan”).

Earnings

The basic and diluted loss per share for Q1 2012 was 5 cents per share (“cps”) when compared to 4 cps for Q1 2011.

Note on cautionary and no conference call

Atlatsa is currently trading under cautionary and will not be holding a conference call or presentation to accompany these results. Further to finalization and publication of the financial effects of the restructure plan, the Company will resume detailed shareholder communications.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group restructure and refinancing and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the completion of the Bokoni Group restructure and refinancing;
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report disclosed in the Form 20-F for the year ended December 31, 2011 filed on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission www.sec.gov and other disclosure documents that are available on SEDAR at www.sedar.com.